SECURITIES AND EXCHANGE COMMISSION



                             Washington, D. C. 20549




                                   FORM U5S/A


                           AMENDMENT TO ANNUAL REPORT


                   For the Fiscal Year Ended December 31, 2003


        Filed pursuant to the Public Utility Holding Company Act of 1935 by


                              PROGRESS ENERGY, INC.


                            410 S. WILMINGTON STREET
                          RALEIGH, NORTH CAROLINA 27601


                              PROGRESS ENERGY, INC.
                                   FORM U5S/A
                                      2003




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                                     Page 2



                                TABLE OF CONTENTS



AMENDED ITEM                                                       PAGE NUMBER
------------                                                       ------------

1. System Companies and Investments therein as of 12/31/2003            3

5. Investments in Securities of Nonsystem Companies                     8





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                                     Page 3

Item I. System companies and investments therein as of December 31, 2003

NOTE: The registrant objects to the public disclosure of the following portions of its Item #1 tabulation in its 2003 U5S/A as these sections contain potentially sensitive market information that might put the registrant or one or more of the registrant's subsidiaries at a competitive disadvantage if otherwise released publicly:
          a)   Owner's Book Value for each system company;
          b)   Issuer's Book Value for each system company; and
          c) Footnote details, or portions thereof, which are specific to a particular system company or system companies.


                                                                                                   Number
                                                                     Percent of                    of          Owner's   Issuer's
Name of Company                                                      Voting                        Common      Book      Book
(Abbreviation used herein)                                           Securities   Business         Shares      Value     Value
                                                                     Held 1       Type             Held        (1,000s)  (1,000s)

Progress Energy, Inc. (Progress Energy or "the registrant") 2 3      N/A          RHC 4            N/A            CONFIDENTIAL
   Cape Fear Energy Corp.  (Cape Fear) 5                             100%  [w]    Inactive         1,000          CONFIDENTIAL
   Carolina Power & Light Company d/b/a Progress Energy
   Carolinas, Inc. (CP&L) 6  7  8                                    100%  [w]    EU 9             159,608,055    CONFIDENTIAL 10
      Progress Point One, LLC 11                                     50%   [p]    Non-utility      N/A            CONFIDENTIAL 12
      CaroHome, LLC (CaroHome) 13                                    99%   [w]    Non-utility      N/A            CONFIDENTIAL 14
      Powerhouse Square, LLC (Powerhouse) 15                         99.9% [p]    Non-utility      N/A            CONFIDENTIAL
      ITAC 27, LLC 16                                                100%  [w]    Non-utility      N/A            CONFIDENTIAL
      CaroFund, Inc. (CaroFund)                                      100%  [w]    Non-utility      100            CONFIDENTIAL
      Progress Energy EnviroTree, Inc. (EnviroTree) 17               50%   [w]    Non-utility      50             CONFIDENTIAL 18
         CaroHome, LLC (CaroHome) 19                                 1%    [w]    Non-utility      N/A            CONFIDENTIAL 20
      Capitan Corporation (Capitan)                                  100%  [w]    Non-utility      240            CONFIDENTIAL
      CaroFinancial, Inc.                                            100%  [w]    Inactive         1,000          CONFIDENTIAL
   Strategic Resource Solutions Corp. (SRS)                          100%  [w]    Non-utility      100            CONFIDENTIAL
      Progress Energy Solutions, Inc. (PES) 21                       100%  [w]    Non-utility      100            CONFIDENTIAL
         PES Engineering Corp. (PES Engineering)                     100%  [w]    Inactive         1,000          CONFIDENTIAL

------------------
1 Under the Percentage of Voting Securities Held column, the "w" indicates that the subsidiary is wholly controlled by registrant or a subsidiary of registrant, while the "p" indicates an affiliate that is only partially controlled by registrant or registrant's subsidiary.
2 CONFIDENTIAL
3 CONFIDENTIAL
4 "RHC" indicates the Registered Holding Company, Progress Energy, Inc., which is referred to herein as "the registrant" or "Progress Energy".
5 CONFIDENTIAL
6 CONFIDENTIAL
7 CONFIDENTIAL
8 CONFIDENTIAL
9 "EU" in the Business Type column designates an Electric Utility.  The remainder of this footnote is CONFIDENTIAL
10 CONFIDENTIAL
11 CONFIDENTIAL
12 CONFIDENTIAL
13 CONFIDENTIAL
14 CONFIDENTIAL
15 CONFIDENTIAL
16 CONFIDENTIAL
17 CONFIDENTIAL
18 CONFIDENTIAL
19 CONFIDENTIAL
20 CONFIDENTIAL
21 CONFIDENTIAL

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                                     Page 4

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                                                                                                   Number
                                                                     Percent of                    of          Owner's   Issuer's
Name of Company                                                      Voting                        Common      Book      Book
(Abbreviation used herein)                                           Securities   Business         Shares      Value     Value
                                                                     Held 1       Type             Held        (1,000s)  (1,000s)

   PV Holdings, Inc. (PV Holdings)                                   100%  [w]    IHC 22           100            CONFIDENTIAL 23
      Progress Ventures, Inc., d/b/a Progress Energy
      Ventures, Inc. (Ventures) 24  25                               100%  [w]    IHC              100            CONFIDENTIAL
         Walton County Power, LLC (Walton)                           100%  [w]    EWG              N/A            CONFIDENTIAL
         Washington County Power, LLC (Washington)                   100%  [w]    EWG              N/A            CONFIDENTIAL
         PV Synfuels, LLC (PV Synfuels) 26                           100%  [w]    NUHC 27          N/A            CONFIDENTIAL 28
            Solid Fuel LLC (Solid Fuel) 29                           90%   [w]    Non-utility      N/A            CONFIDENTIAL 30
            Sandy River Synfuel LLC (Sandy River) 31                 90%   [w]    Non-utility      N/A            CONFIDENTIAL 32
            Colona SynFuel Limited Partnership, L.L.L.P.
            (Colona SynFuel)33                                       17%   [w]    Non-utility      N/A            CONFIDENTIAL
         Progress Genco Ventures, LLC (Genco)                        100%  [w]    IHC              N/A            CONFIDENTIAL
            DeSoto County Generating Co., LLC  (DeSoto)              100%  [w]    EWG              N/A            CONFIDENTIAL
            Effingham County Power, LLC  (Effingham)                 100%  [w]    EWG              N/A            CONFIDENTIAL
            MPC Generating, LLC (MPC)                                100%  [w]    EWG              N/A            CONFIDENTIAL
            Rowan County Power, LLC (Rowan)                          100%  [w]    EWG              N/A            CONFIDENTIAL
            West Generating Company, LLC (West) 34                   100%  [w]    EWG              N/A            CONFIDENTIAL
   Progress Energy Service Company, LLC (Service Co.) 35             100%  [w]    Service Company  N/A            CONFIDENTIAL
   Progress Real Estate Holdings, Inc. (RE Holdings)                 100%  [w]    Non-Utility      100            CONFIDENTIAL
   Florida Progress Corporation (FPrC)                               100%  [w]    IHC              98,616,658     CONFIDENTIAL 36
      Tampa Bay Devil Rays, Ltd. (TBDR) 37                           5.182% [p]   Non-utility      N/A            CONFIDENTIAL
      Progress Capital Holdings, Inc. (PCH) 38                       100%  [w]    IHC              10,000         CONFIDENTIAL
         PIH, Inc. (PIH) 39                                          100%  [w]    IHC              1,000          CONFIDENTIAL
            PIH Tax Credit Fund III, Inc. (PIH III) 40               100%  [w]    Non-utility      1,000          CONFIDENTIAL
            PIH Tax Credit Fund IV, Inc. (PIH IV) 41                 100%  [w]    Non-utility      1,000          CONFIDENTIAL
            PIH Tax Credit Fund V, Inc. (PIH V) 42                   100%  [w]    Non-utility      1,000          CONFIDENTIAL
         Progress Reinsurance Co, Ltd. (Progress Reinsurance)        100%  [w]    Non-utility      500,000        CONFIDENTIAL
         Progress Telecommunications Corporation (PTC, or
         "old PTC")                                                  100%  [w]    ETC              1,000          CONFIDENTIAL
            Progress Telecom, LLC (PTC LLC) 43                       55%   [w]    ETC              100            CONFIDENTIAL
               Progress Telecom International LLC (PTI) 44           100%  [w]    ETC              N/A            CONFIDENTIAL
               Progress Telecom Virginia, LLC (PTV) 45               100%  [w]    ETC              N/A            CONFIDENTIAL
         Progress Provisional Holdings, Inc. (Progress
         Provisional)                                                100%  [w)    Non-utility      1,000          CONFIDENTIAL
         Progress Holdings, Inc.  (Progress Holdings)                100%  [w]    ETC              1,000          CONFIDENTIAL

------------------
22 "IHC" stands for Intermediate Holding Company.
23 CONFIDENTIAL
24 CONFIDENTIAL
25 CONFIDENTIAL
26 CONFIDENTIAL
27 "NUHC" indicates Non-Utility Holding Company.
28 CONFIDENTIAL
29 CONFIDENTIAL
30 CONFIDENTIAL
31 CONFIDENTIAL
32 CONFIDENTIAL
33 CONFIDENTIAL
34 CONFIDENTIAL
35 CONFIDENTIAL
36 CONFIDENTIAL
37 CONFIDENTIAL
38 CONFIDENTIAL
39 CONFIDENTIAL
40 CONFIDENTIAL
41 CONFIDENTIAL
42 CONFIDENTIAL
43 CONFIDENTIAL
44 CONFIDENTIAL
45 CONFIDENTIAL



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                                     Page 5

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                                                                                                   Number
                                                                     Percent of                    of          Owner's   Issuer's
Name of Company                                                      Voting                        Common      Book      Book
(Abbreviation used herein)                                           Securities   Business         Shares      Value     Value
                                                                     Held 1       Type             Held        (1,000s)  (1,000s)

            Cadence Network Inc. 46                                  7%    [p]    ETC              3,375,000      CONFIDENTIAL
         Progress Fuels Corporation                                  100%  [w]    IHC              10,000         CONFIDENTIAL
            Mesa Hydrocarbons, LLC 47                                100%  [w]    Non-utility      0              CONFIDENTIAL
            Dulcimer Land Company, Inc.                              100%  [w]    Non-utility      500            CONFIDENTIAL
            Powell Mountain Coal Company, Inc.48 49                  100%  [w]    Non-utility      100            CONFIDENTIAL
            Progress Land Corporation                                100%  [w]    Non-utility      1,000          CONFIDENTIAL
            Progress Materials, Inc.                                 100%  [w]    Non-utility      100            CONFIDENTIAL
            Marmet Synfuel, LLC                                      100%  [w]    Non-utility      N/A            CONFIDENTIAL
            Riverside Synfuel, LLC                                   100%  [w]    Non-utility      N/A            CONFIDENTIAL
            Dixie Fuels Limited 50                                   65%   [p]    Non-utility      N/A            CONFIDENTIAL
            Dixie Fuels II, Limited 51                               50%   [p]    Non-utility      N/A            CONFIDENTIAL
            EFC Synfuel, LLC                                         100%  [w]    IHC              N/A            CONFIDENTIAL
               Ceredo Synfuel, LLC 52                                99%   [w]    Non-utility      N/A            CONFIDENTIAL
               Sandy River Synfuel, LLC (Sandy River) 53             9%    [w]    Non-utility      N/A            CONFIDENTIAL
               Solid Energy LLC 54                                   99%   [w]    Non-utility      N/A            CONFIDENTIAL
               Solid Fuel LLC 55                                     9%    [w]    Non-utility      N/A            CONFIDENTIAL
            Progress Synfuel Holdings, Inc.                          100%  [w]    IHC              1,000          CONFIDENTIAL
               Ceredo Synfuel, LLC 56                                1%    [w]    Non-utility      N/A            CONFIDENTIAL
               Sandy River Synfuel, LLC (Sandy River) 57             1%    [w]    Non-utility      N/A            CONFIDENTIAL
               Solid Energy LLC 58                                   1%    [w]    Non-utility      N/A            CONFIDENTIAL
               Solid Fuel LLC (Solid Fuel) 59                        1%    [w]    Non-utility      N/A            CONFIDENTIAL
            Kentucky May Coal Company, Inc. 60                       100%  [w]    Non-utility      375            CONFIDENTIAL
               Diamond May Coal Company                              100%  [w]    Non-utility      500            CONFIDENTIAL
               Kanawha River Terminals, Inc. 61                      100%  [w]    Non-utility      1,850          CONFIDENTIAL
                  Ceredo Liquid Terminal, LLC                        100%  [w]    Non-utility      N/A            CONFIDENTIAL
                  Coal Recovery V, LLC 62                            25%   [p]    Non-utility      N/A            CONFIDENTIAL
                  Marigold Dock, Inc.63                              100%  [w]    Non-utility      N/A            CONFIDENTIAL
                  Colona SynFuel Limited Partnership, L.L.L.P.
                  (Colona SynFuel)64                                 61.9% [w]    Non-utility      N/A            CONFIDENTIAL
                  Colona Sub No. 2, LLC                              100%  [w]    Non-utility      N/A            CONFIDENTIAL
                     Colona SynFuel Limited Partnership, L.L.L.P.
                     (Colona SynFuel) 65                             1%    [w]    Non-utility      N/A            CONFIDENTIAL
                  Colona Newco                                       100%  [w]    Non-utility      N/A            CONFIDENTIAL
                     Colona SynFuel, Limited Partnership, L.L.L.P.
                     (Colona SynFuel) 66                             20.1% [w]    Non-utility      N/A            CONFIDENTIAL

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46 CONFIDENTIAL
47 CONFIDENTIAL
48 CONFIDENTIAL
49 CONFIDENTIAL
50 CONFIDENTIAL
51 CONFIDENTIAL
52 CONFIDENTIAL
53 CONFIDENTIAL
54 CONFIDENTIAL
55 CONFIDENTIAL
56 CONFIDENTIAL
57 CONFIDENTIAL
58 CONFIDENTIAL
59 CONFIDENTIAL
60 CONFIDENTIAL
61 CONFIDENTIAL
62 CONFIDENTIAL
63 CONFIDENTIAL
64 CONFIDENTIAL
65 CONFIDENTIAL
66 CONFIDENTIAL

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                                Page 6

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

                                                                                                   Number
                                                                     Percent of                    of          Owner's   Issuer's
Name of Company                                                      Voting                        Common      Book      Book
(Abbreviation used herein)                                           Securities   Business         Shares      Value     Value
                                                                     Held 1       Type             Held        (1,000s)  (1,000s)

                  Black Hawk Synfuel, LLC                            100%  [w]    Non-utility      N/A            CONFIDENTIAL
                     New River Synfuel, LLC 67                       10%   [p]    Non-utility      N/A            CONFIDENTIAL
            Westchester Gas Company, Ltd. 68 69                      99%   [w]    ERA 70           N/A            CONFIDENTIAL
               Winchester Production Company, Ltd.                   99%   [w]    ERA              N/A            CONFIDENTIAL
               TGG Pipeline, Ltd.                                    99.5% [w]    ERA              N/A            CONFIDENTIAL
               Winchester Energy Company, Ltd.                       93.6114% [w] ERA              N/A            CONFIDENTIAL
               Talco Midstream Assets, Ltd.                          99.5% [w]    ERA              N/A            CONFIDENTIAL
               Progress Fuels North Texas Gas, LP 71                 99%   [w]    ERA              N/A            CONFIDENTIAL
               Vaughan Holding Company, LLC 72                       100%  [w]    NUHC             N/A            CONFIDENTIAL
                  Winchester Production Company, Ltd.                1%    [w]    ERA              N/A            CONFIDENTIAL
                  TGG Pipeline, Ltd.                                 0.5%  [w]    ERA              N/A            CONFIDENTIAL
                  Winchester Energy Company, Ltd.                    6.3886% [w]  ERA              N/A            CONFIDENTIAL
                  Talco Midstream Assets, Ltd.                       0.5%  [w]    ERA              N/A            CONFIDENTIAL
                  Progress Fuels North Texas Gas, LP 73              1%    [w]    ERA              N/A            CONFIDENTIAL
            WGC Holdco, LLC                                          100%  [w]    NUHC             N/A            CONFIDENTIAL
               Westchester Gas Company, Ltd. 74                      1%    [w]    ERA              N/A            CONFIDENTIAL
            Progress Metal Reclamation Company                       100%  [w]    Non-utility      1,000          CONFIDENTIAL
               West Virginia Auto Shredding, Inc.                    100%  [w]    Non-utility      500            CONFIDENTIAL
            Progress Rail Services Corporation 75                    100%  [w]    Non-utility      1,000          CONFIDENTIAL
               Servicios Ferroviarios Progress, S. de R.L.
               de C.V. 76                                            0.1%  [w]    Non-utility      N/A            CONFIDENTIAL
               Progress Rail Services de Mexico, S.A. de C.V. 77     18%   [w]    Non-utility      9              CONFIDENTIAL
               Railcar Finance, LLC 78                               1%    [w]    Non-utility      N/A            CONFIDENTIAL
               Progress Rail Holdings, Inc.                          100%  [w]    IHC              1,000          CONFIDENTIAL
                  Progress Rail Transcanada Corporation              100%  [w]    Non-utility      1,000          CONFIDENTIAL
               FM Industries, Inc.                                   100%  [w]    Non-utility      1,000          CONFIDENTIAL
               Southern Machine and Tool Company                     100%  [w]    Non-utility      45             CONFIDENTIAL
               Railcar, Ltd. 79                                      100%  [w]    Non-utility      216,700        CONFIDENTIAL
                  Railcar Finance, LLC 80                            99%   [w]    Non-utility      N/A            CONFIDENTIAL
                  Servicios Ferroviarios Progress, S. de R.L.
                  de C.V. 81                                         99.9% [w]    Non-utility      N/A            CONFIDENTIAL
                     Servicios Administrativos Progress,
                     S. de R.L. de C.V. 82                           99.9% [w]    Non-utility      N/A            CONFIDENTIAL
                  Progress Rail Services de Mexico, S.A.
                  de C.V. 83                                         82%   [w]    Non-utility      41             CONFIDENTIAL


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67 CONFIDENTIAL
68 CONFIDENTIAL
69 CONFIDENTIAL
70 "ERA" represents Non-utility "Energy-Related Asset" as that term is defined in the December 12, 2000 Financing Order issued to Progress Energy, Inc. by the
Securities and Exchange Commission ("S.E.C."), 2000 WL 1818421 (S.E.C. Release
No. 35-27297, 73 S.E.C. Docket 2878).
71 CONFIDENTIAL
72 CONFIDENTIAL
73 CONFIDENTIAL
74 CONFIDENTIAL
75 CONFIDENTIAL
76 CONFIDENTIAL
77 CONFIDENTIAL
78 CONFIDENTIAL
79 CONFIDENTIAL
80 CONFIDENTIAL
81 CONFIDENTIAL
82 CONFIDENTIAL
83 CONFIDENTIAL

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                                     Page 7

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

                                                                                                   Number
                                                                     Percent of                    of          Owner's   Issuer's
Name of Company                                                      Voting                        Common      Book      Book
(Abbreviation used herein)                                           Securities   Business         Shares      Value     Value
                                                                     Held 1       Type             Held        (1,000s)  (1,000s)

                     Servicios Administrativos Progress, S.
                     de R.L. de C.V. 84                              0.1%  [w]    Non-utility      N/A            CONFIDENTIAL
               Chemetron-Railway Products, Inc.                      100%  [w]    Non-utility      2,500          CONFIDENTIAL
               Kentuckiana Railcar Repair and Storage
               Facility, LLC 85                                      21%   [w]    Non-utility      N/A            CONFIDENTIAL
               United Industries, Inc.                               100%  [w]    Non-utility      895            CONFIDENTIAL
                  Kentuckiana Railcar Repair & Storage
                  Facility, LLC 86                                   79%   [w]    Non-utility      N/A            CONFIDENTIAL
               Progress Rail Canada Corporation                      100%  [w]    Non-utility      1,000          CONFIDENTIAL
               Progress Vanguard Corporation                         100%  [w]    Non-utility      1,000          CONFIDENTIAL
               DAPCO Rail Services, LLC 87                           60%   [p]    Non-utility      N/A            CONFIDENTIAL
               S&L Railroad, LLC                                     100%  [w]    Non-utility      N/A            CONFIDENTIAL
               3079936 Nova Scotia Company 88                        100%  [w]    Non-utility      100            CONFIDENTIAL
         Progress Energy Corporation (PEC) 89                        100%  [w]    Inactive         100            CONFIDENTIAL
            PEC Fort Drum, Inc.                                      100%  [w]    IHC              100            CONFIDENTIAL
               Westmoreland-Fort Drum, LP                            88.9% [p]    IHC              N/A            CONFIDENTIAL
                  Westpower-Fort Drum                                75%   [p]    IHC              N/A            CONFIDENTIAL
                     Black River Ltd. Partnership                    15%   [p]    EWG              N/A            CONFIDENTIAL
      Florida Progress Funding Corporation                           100%  [w]    SPFE 90          100            CONFIDENTIAL
         FPC Capital I                                               100%  [w]    FE 91            371,135        CONFIDENTIAL
      FPC Del, Inc.                                                  100%  [w]    Non-utility      1,000          CONFIDENTIAL
      Florida Power Corporation d/b/a Progress Energy Florida, Inc.
      (Florida Power) 92 93                                          100%  [w]    EU               100            CONFIDENTIAL
         Progress Energy EnviroTree, Inc. (EnviroTree) 94            50%   [w]    Non-utility      50             CONFIDENTIAL


------------------
84 CONFIDENTIAL
85 CONFIDENTIAL
86 CONFIDENTIAL
87 CONFIDENTIAL
88 CONFIDENTIAL
89 CONFIDENTIAL
90 "SPFE" = Special Purpose Financing Entity. The remainder of this footnote is CONFIDENTIAL
91 "FE" = Financing Entity. The remainder of this footnote is CONFIDENTIAL.
92 CONFIDENTIAL
93 CONFIDENTIAL
94 CONFIDENTIAL


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                                     Page 8

ITEM 5.   INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES.

     1. Aggregate amount of investments in persons operating in the retail service area of Progress Energy or of its subsidiaries.



     ----------------------------------------------------------------------------------------------------------------
     Name of Company                Aggregate Amount of      Number of    Description of Persons (Entities)
                                    of Investments in        Persons
                                    Persons (Entities),     (Entities)
                                    Operating in
                                    Retail Service
                                    Area of Owner
     ----------------------------------------------------------------------------------------------------------------
     Florida Progress Corporation      $4,774,423                1        Investment in entity associated with the
                                                                          Tampa Bay Devil Rays' major league baseball
                                                                          team (Tampa Bay Devil Rays, Ltd.) [5]
     ----------------------------------------------------------------------------------------------------------------

Amended footnote to Item #5, Part 1
 [5] Florida Progress Corporation's passive, Class B limited partnership interest in Tampa Bay Devil Rays, Ltd. is listed in Item #5, Part 1 above as it represents an investment in a non-system person operating in the retail service territory of this system company's utility affiliate, Florida Power Corporation. Florida Progress Corporation's investment is also reported in Item #1 of the registrant's U5S and U5S/A, a practice consistent with the registrant's previous such filings.

                                 SIGNATURE PAGE


The undersigned registered holding company has duly caused this amended annual report to be signed on its behalf in the City of Raleigh and the State of North Carolina by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



PROGRESS ENERGY, INC.
(Name of Registrant)

By:  /s/ Robert H. Bazemore, Jr.
     ---------------------------
     Robert H. Bazemore, Jr.
     Vice President and Controller


Attest:

By:  /s/ Robert M. Williams
     ----------------------
     Robert M. Williams
     Assistant Corporate Secretary


Date:    May 19, 2004